Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Analyst Conference Call for
the Interim Report for January - March 2007 on April 24, 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 18, 2007--TeliaSonera's (Nasdaq:TLSN) (STO:TLSN) (LSE:TEE) (HEX:TLS1V) Interim Report for January - March 2007 will be announced on Tuesday April 24, 2007.

Mr Anders Igel, President and Chief Executive Officer of TeliaSonera and Mr Kim Ignatius, Executive Vice President and Chief Financial Officer of TeliaSonera will be holding a conference call later that day to review the results. You are cordially invited to participate in this conference call.

Date: April 24, 2007

Time: 14:30 (CET)

Slide presentation

A slide presentation will be available on April 24 on TeliaSonera's web site: http://www.teliasonera.com/ir

Dial-in information

To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

Dial-in number: (0)20 7162 0025
Participants should quote: TeliaSonera

You can also listen to the conference live on our web site:

Replay number until May 1, 2007: (0)20 7031 4064
Access code: 747492

See also the separate invitation to the press conference at 13:00 CET the same day where you now have the possibility to listen in and attend the Q&A session via a conference call.

Best regards,

Martti Yrjo-Koskinen, Head of Investor Relations, TeliaSonera AB
Phone: 8 504 551 13

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=428171&fn=wkr0001.pdf

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CONTACT: TeliaSonera
Press office, (0)8-713 58 30
or
Martti Yrjo-Koskinen, Head of Investor Relations
Tel: 8 504 551 13